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Exhibit 4.4

MTIP 2005 of the Deutsche Telekom Group
—Terms & Conditions of the MTIP 2005 of Deutsche Telekom AG and
participating companies (Terms & Conditions)—

Sec. 1 Subject matter and duration of the plan

(1)
The 2005 Mid-Term-Incentive Plan of the Deutsche Telekom Group (MTIP 2005) constitutes a global, Group-wide compensation tool for Deutsche Telekom AG (DTAG) and other participating companies that promotes the medium and long-term value enhancement of the Group, thus aligning the interests of management and shareholders.

(2)
Participating companies are all companies, in which DTAG held a direct or indirect majority on January 1, 2005—with the exception of T-Online International AG, MATÁV Magyar Távközlesi Rt. and any affiliates of these subgroups—to the extent that these companies have not opted against a participation in the MTIP 2005. The prerequisite for a participation in the MTIP 2005 is that the managing board or the management of the company concerned are convinced that the introduction of the MTIP 2005 is in the respective company's interest. Any companies that join the Deutsche Telekom Group by June 30, 2005 may—subject to the prerequisites stated above in this paragraph—participate in the MTIP 2005, provided a respective explicit resolution is passed by the Group Management Board. Companies that join the Deutsche Telekom Group after June 30, 2005 shall not participate in the MTIP 2005.

(3)
Plan participants are those persons who have an active employment or service relationship with DTAG or a participating company, and who are on the effective date January 1, 2005 either employed in an eligible position (as defined as status position in the Management Board resolution of November 23, 2004) or are determined to participate in the MTIP 2005 by DTAG. Deviating from this principle, employees who take on an eligible position by June 30, 2005 and are appointed for participation in the MTIP 2005 by DTAG also participate in the MTIP 2005, provided the available budget is not exceeded at any time during the whole duration of the plan.

(4)
Under the MTIP 2005, every plan participant shall receive from DTAG or a participating company a special letter (reward certificate) awarding a specific amount of money to be paid at the end of the plan, subject to the achievement of two share-based performance targets. The reward certificate shall exclusively be issued by the company with which the plan participant maintains an employment or service relationship even if the respective person holds several positions within the Deutsche Telekom Group. The reward certificate shall state the precise amount to be awarded. The amount awarded shall, without exception, comply with the amount specified in the reward certificate, even if the respective plan participant holds several positions within the Deutsche Telekom Group.

Plan participants who took on an eligible position after January 1 and were appointed for participation (as stated in the last sentence of the above paragraph 3 of this section) shall receive a pro-rated entitlement that is reduced according to the period of time (in complete months) in which he or she was not yet entitled to participate.

Subject to the special provision of sec. 3 (2) below, claims may exclusively be asserted against the company which issued the reward certificate pursuant to sentence 2 above.

(5)
The duration of the MTIP 2005 shall cover the period from January 1, 2005 (start of plan) to December 31, 2007 (end of plan).

(6)
An annual renewal of the MTIP is planned for a period of five years. The relevant competent body of DTAG shall decide each year on the renewal and the exact terms of the MTIP, in particular the binding definition of performance targets.

Sec. 2 Performance targets

(1)
The payment of the reward sum is subject to the achievement of two mutually independent, equally weighted, share-based performance targets, which may not be changed, adapted, etc. for the entire duration of the MTIP 2005.

(2)
The absolute performance target "Price advance of the T-Share" (absolute performance target) is achieved if the share price of the T-Share at the end of the plan has increased by at least 30% compared with the price of the T-Share at the start of the plan. The benchmark for comparison shall be the non-weighted averages of the closing prices of the T-Share in Xetra trade (or a subsequent system replacing the Xetra system) of Deutsche Börse AG, Frankfurt am Main, during the last 20 trading days before the start and the end of the plan, respectively.

(3)
The relative performance target "Outperformance of the Dow Jones EURO STOXX Total Return Index" (relative performance target) is achieved if the total return of the T-Share shows a better percentage development over the duration of the plan than the Dow Jones EURO STOXX Total Return Index over the same period. The benchmarks for measuring the development shall be the following:

—
the non-weighted averages of the T-Share (based on the closing prices of the T-Share in the Xetra trade (or a subsequent system replacing the Xetra system) of Deutsche Börse AG, Frankfurt am Main), plus the value of reinvestments in the T-Share in the form of dividend payments, bonus shares (i.e. loyalty shares, shares issued under capital increases from retained earnings, etc.) as well as

—
the non-weighted averages of the Dow Jones EURO STOXX Total Return Index over the last 20 trading days before the start and the end of the plan.

(4)
Upon expiry of the term of the plan, the General Committee of the Supervisory Board shall determine for the Board of Management whether the absolute and relative performance targets have been achieved. On the basis of the findings of the General Committee of the Supervisory Board, the Board of Management shall define and announce the level of target achievement for DTAG and all participating companies collectively.

Sec. 3 Payment

(1)
Subject to the provision of paragraph 4, the plan participant shall be paid the reward sum in full if both performance targets are achieved, and one half of the sum shall be paid if only one performance target is achieved. If neither of the performance targets are achieved, no payment shall be made.

(2)
The payment shall be made by the company which, at the end of the plan or, in the event that the plan participant has ceased to participate before the end of the plan pursuant to sec. 4 (2) or (3) below, makes the regular salary or compensation payments to the plan participant or was the last to make such payments, in the currency specified in the relevant employment or service contract, unless stipulated otherwise in the individual MTIP 2005 participation commitment. In the event that a currency conversion is necessary, the exchange rate in effect at the start of the plan shall apply.

(3)
The payment shall be made after the Board of Management of Deutsche Telekom has established the level of target achievement, which is due by the end of the first quarter after the end of the plan at the latest.

(4)
Any taxes and other levies relating to the payment of the awarded amount shall become due in accordance with the applicable tax laws of the country in which the plan participant is subject to taxation on the payment date. When effecting the payment, the respective plan participant's employer shall, to the extent required, withhold and transfer to the competent authorities all applicable income taxes and/or social security contributions in accordance with the respective country's applicable tax law and social security legislation. Any possible obligation incumbent on the plan participant to make declarations, notifications or payments in accordance with the respective applicable tax law and social security legislation shall remain unaffected. This also applies in particular in the event that the plan participant during the course of the plan becomes subject to taxation in another country as a result of relocation, expatriate assignments, etc.

(5)
Payments under the MTIP 2005 shall not affect the assessment basis of the company pension plan. In case of a differing individual agreement, such agreement shall remain unaffected.

Sec. 4 Expiry of rights

(1)
The rights under the MTIP 2005 shall expire without replacement or compensation save as set out in the special provision of paragraph 2 if the plan participant's employment or service relationship with DTAG or a participating company ends during the term of the plan.

(2)
Deviating from paragraph 1, if the employment or service relationship is terminated due to events as stated below, the plan participant shall retain a pro-rated entitlement for a percentage of the reward sum, corresponding to the period of his participation measured against the total duration of the plan. The period of participation shall be measured in complete months, with partial months equalling a complete month.

        Such qualifying events are:

  —
  Termination of the employment relationship due to death, old-age retirement/pension, disability

  —
  Termination of the employment relationship due to redundancy (i.e. for operational reasons)

  —
  Expiry of a temporary employment or service relationship during the course of the plan and no offer or no equivalent offer respectively is made to the plan participant to conclude a new temporary employment or service contract.

(3)
If the plan participant permanently or temporarily ceases to belong to the specified group of plan participants (including, but not limited to, maternity leave, long-term sickness etc.) or if the employing company ceases to belong to the participating companies during the plan without termination of the employment or service relationship, participation in the MTIP 2005 ends (or is discontinued for the respective period of time) automatically. In such case, the former participant shall retain a pro-rated entitlement according to the regulation in paragraph 2 above.

(4)
The pro-rata payment shall be made after the end of the plan, in accordance with sec. 3 above.

The plan participants concerned are obliged to inform the department responsible for administrative tasks of any changes of address.

Sec. 5 Limitations of liability

        DTAG and the participating companies, as well as their legal representatives, employees and agents shall not be liable for slight negligence, consequential damage, interest on arrears or lost profit.

Sec. 6 Voluntary award

(1)
The introduction of, and participation in, the MTIP 2005 or any subsequent plans constitute a voluntary benefit granted by DTAG and the participating companies. The introduction of any subsequent plans and/or changes with regard to the terms of such subsequent plans are at DTAG's discretion. Neither participation in the MTIP 2005 nor any participation in any previous or subsequent plans shall give rise to claims on the part of the plan participant to participate in any subsequent plans.

(2)
The MTIP 2005 is not and shall at no time become a constituent part of the plan participant's employment or service contract with his employer.

Sec. 7 Obligation to secrecy

The plan participant is obliged to maintain secrecy regarding the content of the MTIP 2005 and the content of the reward certificate vis-à-vis third parties.

Sec. 8 Applicable law, place of performance and place of jurisdiction

(1)
Any claims asserted against DTAG in connection with the MTIP 2005 shall be subject to the laws of the Federal Republic of Germany. The place of jurisdiction for asserting such claims shall be Bonn.

(2)
Any claims arising from the MTIP 2005 between the company from which the plan participant is expecting or is to receive the payment pursuant to sec. 3 (2) sentence 1 above and the plan participant shall be subject to the law governing the plan participant's employment or service contract.

Sec. 9 Miscellaneous

(1)
Should any of the provisions of these conditions for participation be or become ineffective or unenforceable, the effectiveness of the remaining conditions shall not be affected thereby. Instead of the provision that is ineffective or unenforceable, a provision shall be agreed by way of an additional interpretation of the contract, taking into consideration the interests of the plan participants (as a group), coming as close as legally possible to the purpose of the ineffective or unenforceable provision. This shall also apply with regard to a definition of performance or time (deadlines, dates).

(2)
Headings are for reference purposes only and shall not be used for interpretation.

(3)
Any amendments and supplements to this Agreement shall be in writing. The same shall apply to any amendments to this requirement of written form.

This translation is for convenience purposes only. The German version shall prevail.

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MTIP 2005 of the Deutsche Telekom Group —Terms & Conditions of the MTIP 2005 of Deutsche Telekom AG and participating companies (Terms & Conditions)—